SEC RESPONSE LETTER
Via EDGAR

Security & Exchange Commission August 21, 2018
Division of Corporate Finance
100 F Street NE
Washington, DC, 20549

Attn: John Reynolds
         John Coleman

Re: AIM Exploration Inc.
Form 10-K for the Fiscal Year Ended August 31, 2017
Filed December 6, 2017
Form 10-Q for the Quarter Ended February 28, 2018
Filed May 30, 2018
Form 10-Q for the Quarter Ended May 31, 2018
Filed August 14, 2018
File No. 000-55358

COMMENT:

 Form 10-Q for the quarter ended May 31, 2018
1. We note your disclosure on page F-6 that you have a non-43-101 compliant deposit of approximately 104,000,000 metric tonnes of anthracite coal on your Peruvian properties. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to the Instructions to paragraph (b) (5) of Industry Guide 7. Please revise to remove this estimate from your filing as your technical report does not support this disclosure.

RESPONSE:
An amended 10-Q is being prepared and will reflect the removal of this estimate.

We trust this meets with your requirements.

J.R.(Bob) Todhunter
President